UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.

(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi

Ota-ku, Tokyo, 145-8501

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:	October 3, 2019

EXHIBITS

Exhibit Number	Description of Exhibit

99.1	Partial Corrections to the Notice Regarding the Status of the Acquisition of Own Shares
99.2	(CORRECTED) Press Release on Notice Regarding the Status of the Acquisition of Own Shares